Exhibit 99.1

Copies of our Corporate Governance Guidelines, Code of Conduct and Ethics and the charters for our Audit, Compensation and Corporate Governance Committees are available free of charge on our website, airtran.com, or upon request by writing to:

AirTran Holdings, Inc.

Attn: Investor Relations

9955 AirTran Boulevard

Orlando, Florida 32827